UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

On July 17, 2025, I-MAB's (the “Company”) wholly owned subsidiary, I-Mab Biopharma Hong Kong Limited (I-Mab Biopharma"), entered into an Equity Purchase Agreement (the "Purchase Agreement") to acquire 100% ownership of Bridge Health Biotech Co., Ltd. ("Bridge Health"). The transaction is expected to provide I-Mab with the rights to bispecific and multi-specific applications, (including bispecific and multi-specific antibodies and antibody drug conjugates (ADCs)), based on the Claudin 18.2 (CLDN18.2) parental antibody used in the Company’s CLDN18.2 x 4-1BB bispecific antibody, givastomig.

Under the terms of the Purchase Agreement, I-Mab will pay Bridge Health shareholders an upfront payment of $1.8 million and non-contingent payments of $1.2 million through 2027. In addition, Bridge Health shareholders may receive future milestone payments of up to $3.875 million, subject to the achievement of certain development and regulatory milestones. The transaction is expected to close in the third quarter of 2025.

The foregoing is only a brief description of the material terms of the Purchase Agreement and does not purport to be a complete statement of the rights and obligations of the parties under the agreement and the transactions contemplated thereby, and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is attached as Exhibit 1.1 hereto and is incorporated by reference herein.

On July 17, 2025, the Company issued a press release announcing its entry into the Purchase Agreement.

A copy of the full text of the press release referenced above is filed as Exhibit 99.1 hereto and is incorporated herein by reference. The information and exhibits set forth in this Form 6-K shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684 and File No. 333-279842) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the SEC), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab's beliefs and expectations, are forward-looking statements. Forward-looking statements in this Form 6-K include, without limitation, statements regarding: the closing of the acquisition in the third quarter of 2025. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: I-Mab's ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab's drug candidates; I-Mab's ability to achieve commercial success for its drug candidates, if approved; I-Mab's ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab's reliance on third parties to conduct drug development, manufacturing and other services; I-Mab's limited operating history; I-Mab's ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; I-Mab’s expectations regarding the impact of data from ongoing and future clinical trials; I-Mab’s ability to integrate Bridge Health’s businesses, intellectual property rights and other assets; as well as those risks more fully discussed in the “Risk Factors” section in I-Mab's annual report on Form 20-F filed with the SEC on April 3, 2025, as well as the discussions of potential risks, uncertainties, and other important factors in I-Mab's subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Equity Purchase Agreement By and Among I-Mab Biopharma Hong Kong Limited, Bridge Health Bio Tech (Shanghai) Co., Ltd., Sellers and Seller Representative

99.1	Press Release - I-Mab Strengthens Givastomig Intellectual Property Portfolio through Acquisition of Bridge Health

*Certain portions of this exhibit have been redacted because they are both not material and is the type that the Registrant treats as private or confidential. The Registrant hereby agrees to furnish supplementally to the Securities and Exchange Commission, upon its request, an unredacted copy of this exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: July 17, 2025